UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

                                        Doral Financial Corporation

(Name of Issuer)

                                                Common Stock, $0.01 par value

(Title of Class of Securities)

                                           25811P100

(CUSIP Number)

David E. King
Doral Holdings Delaware, LLC
c/o Irving Place Capital
277 Park Avenue
New York, New York 10172
(212) 551-4500

Copies to:
Ellen Patterson, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
 New York, New York 10017
                                            (212) 455-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                                             April 19, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

1

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

2

CUSIP No. 25811P100

1.	Names of Reporting Persons. Doral Holdings Delaware, LLC I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO; AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 48,412,698

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 48,412,698

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 48,412,698

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 72.0%*

14.	Type of Reporting Person (See Instructions) OO
* Based on 67,283,369 shares of Issuer Common Stock outstanding as of March 29, 2010 as provided by the Issuer. On August 20, 2007, the Issuer effected a 1 for 20 reverse stock split.

1

CUSIP No. 25811P100

1.	Names of Reporting Persons. Doral Holdings, L.P. I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO; AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 48,412,698

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 48,412,698

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 48,412,698

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 72.0%*

14.	Type of Reporting Person (See Instructions) PN
* Based on 67,283,369 shares of Issuer Common Stock outstanding as of March 29, 2010 as provided by the Issuer. On August 20, 2007, the Issuer effected a 1 for 20 reverse stock split.

2

CUSIP No. 25811P100

1.	Names of Reporting Persons.
Doral GP Ltd. I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO; AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 48,412,698

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 48,412,698

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 48,412,698

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 72.0%*

14.	Type of Reporting Person (See Instructions) OO
* Based on 67,283,369 shares of Issuer Common Stock outstanding as of March 29, 2010 as provided by the Issuer. On August 20, 2007, the Issuer effected a 1 for 20 reverse stock split.

3

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed by (i) Doral Holdings Delaware, LLC (“Holdings LLC”), a Delaware limited liability company, (ii) Doral Holdings, L.P. (“Holdings LP”), a Cayman Islands limited partnership, and (iii) Doral GP Ltd. (“Holdings GP,” and together with Holdings LLC and Holdings LP, the “Filing Persons”), a Cayman Islands exempted company, with the Securities and Exchange Commission on July 19, 2007 (the “Schedule 13D”).  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.  The Schedule 13D is hereby amended and supplemented as follows:

Item 2.                      Identity and Background

Item 2 hereof is hereby amended as follows:

The principal executive offices of the Filing Persons are located at Irving Place Capital, 277 Park Avenue, New York, NY 10172.

The name, business address, citizenship and present principal occupation or employment of each director of Holdings GP and the name and principal business and address of any organization in which such employment is conducted are set forth in Schedule I hereto and are incorporated by reference herein.

Item 4.                      Purpose of Transaction

Item 4 hereof is hereby supplemented as follows:

On April 19, 2010, the Issuer announced that it had entered into definitive agreements to raise up to $600 million of new equity capital for the Issuer through a private placement, primarily with institutional investors, consisting of (i) a $180 million non-contingent tranche (the “Non-Contingent Tranche”) and (ii) a $420 million contingent tranche (the “Contingent Tranche”), which is contingent upon the Issuer consummating an acquisition of certain assets and assumption of certain liabilities of one or more banks from the Federal Deposit Insurance Corporation, as receiver (an “Acquisition”).  In connection with that private placement, the Issuer entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with the investors in the private placement and the Filing Persons entered into an agreement with the Issuer (the “Cooperation Agreement”), to become effective upon the funding date of the Non-Contingent Tranche.  The Cooperation Agreement provides, among other things: (i) that Holdings LLC will vote its shares of Issuer Common Stock in favor of authorizing the issuance of Issuer Common Stock upon conversion of the preferred stock to be sold under the Stock Purchase Agreement (the “Preferred Stock”) and against any action that would compete with or impede or interfere with such conversion; (ii) that Holdings LLC will agree not to voluntarily dissolve Holdings LLC or transfer any of its shares of Issuer Common Stock prior to receipt of stockholder approval of such conversion and the earlier of the effective date of a resale registration statement relating to the shares of Issuer Common Stock issued (or to be issued upon conversion of the Preferred Stock) under the Stock Purchase Agreement (the “Registration Statement Effective Date”) and the passage of a specified 180 day period; and (iii) that Holdings LLC and Holdings LP will commence dissolution after receipt of such stockholder approval and the earlier of the Registration Statement Effective Date and the passage of a specified 180 day period.  In connection with dissolution, the shares of Issuer Common Stock will be distributed to the investors in Holdings LP.  Following completion of such distribution, the Filing Persons will no longer hold any Issuer Common Stock.  Following such dissolution, Holdings LLC will no longer have rights under the Securityholders Agreement; however, the registration rights provided under the Securityholders Agreement will be assignable to the limited partners of Holdings LP.

Item 5.                      Interest in Securities of the Issuer

Item 5 hereof is hereby amended as follows:

(a) As of April 16, 2010, Holdings LLC was the record and beneficial owner of 48,412,698 shares of Issuer Common Stock, representing approximately 72.0% of the outstanding shares of Issuer Common Stock (based on 67,283,369 shares of Issuer Common Stock outstanding as of March 29, 2010 as provided by the Issuer).  This reflects the original number of shares owned as reported in the Schedule 13D after giving effect to the 1-for-20 reverse stock split effected by the Issuer on August 20, 2007.

Item 6.                      Contracts, Arrangements or Understandings with Respect to Securities of the Issuer

Item 6 hereof is hereby supplemented as follows:

On April 19, 2010, the Issuer announced that it had entered into definitive agreements to raise up to $600 million of new equity capital for the Issuer through a private placement, primarily with institutional investors, consisting of (i) a $180 million Non-Contingent Tranche and (ii) a $420 million Contingent Tranche.  In connection with that private placement, the Issuer entered into the Stock Purchase Agreement with the investors in the private placement and the Filing Persons entered into the Cooperation Agreement, to become effective upon the funding date of the Non-Contingent Tranche.  The Cooperation Agreement provides, among other things: (i) that Holdings LLC will vote its shares of Issuer Common Stock in favor of authorizing the issuance of Issuer Common Stock upon conversion of the Preferred Stock and against any action that would compete with or impede or interfere with such conversion; (ii) that Holdings LLC will agree not to voluntarily dissolve Holdings LLC or transfer any of its shares of Issuer Common Stock prior to receipt of stockholder approval of such conversion and the earlier of the Registration Statement Effective Date and the passage of a specified 180 day period; and (iii) that Holdings LLC and Holdings LP will commence dissolution after receipt of such stockholder approval and the earlier of the Registration Statement Effective Date and the passage of a specified 180 day period.  In connection with dissolution, the shares of Issuer Common Stock will be distributed to the investors in Holdings LP.  Following completion of such distribution, the Filing Persons will no longer hold any Issuer Common Stock.  Following such dissolution, Holdings LLC will no longer have rights under the Securityholders Agreement; however, the registration rights provided under the Securityholders Agreement will be assignable to the limited partners of Holdings LP.

The Cooperation Agreement, among other things, provides that the Issuer will indemnify the Filing Persons and certain related parties for certain actions taken in connection with the Cooperation Agreement, including the expected dissolution of Holdings LLC and Holdings LP and certain matters relating to the transactions contemplated by the Stock Purchase Agreement.  The Issuer also has agreed to pay certain expenses of the Filing Persons and certain related parties, including expenses related to the expected dissolution transactions, and to purchase a “tail” prepaid policy with respect to the Issuer’s directors’ and officers’ liability insurance to cover directors of Holdings GP.

Pursuant to the Stock Purchase Agreement, the Issuer has also agreed to file with the Securities and Exchange Commission (“SEC”), as soon as practicable but in no event later than (i) 90 days following the closing date of an Acquisition and (ii) 20 days after the return to purchasers from escrow of the proceeds of the Contingent Tranche if an Acquisition is not consummated, a registration statement on Form S-1 with respect to the resale of the Common Stock being issued in the private placement (or upon the conversion of the Preferred Stock issued therein). The Issuer has agreed to use its reasonable best efforts to cause such registration statement to become effective within 180 days following the closing date of an Acquisition or, if an Acquisition is not consummated, within 110 days of the funding date of the Non-Contingent Tranche, and in any event no later than five business days following notification from the SEC that the registration statement will not be subject to review. The Issuer agreed to maintain the effectiveness of the registration statement for a maximum period of 12 months following the closing date of an Acquisition, subject to an additional period pursuant to the Cooperation Agreement as described below.  The registration rights provided in the Stock Purchase Agreement provide for customary provisions regarding the Issuer’s ability to suspend the use of the registration statement, indemnification provisions and other covenants.

Also, pursuant to the Stock Purchase Agreement, the Issuer will be required to make certain payments as liquidated damages to purchasers in the private placement in certain circumstances if the registration statement is not (i) filed with the SEC within the time periods specified in the Stock Purchase Agreement, (ii) declared effective by the SEC within the time periods specified in the Stock Purchase Agreement or (iii) available (with certain limited exceptions) after having been declared effective.

The Cooperation Agreement provides that all shares of Issuer Common Stock held by Holdings LLC are eligible for inclusion on the registration statement described above.  The Cooperation Agreement provides that the Issuer and Holdings LLC will amend the Securityholders Agreement to provide for the covenant by the Issuer to maintain the effectiveness of such resale registration statement, with respect to the shares of Issuer Common Stock currently held by Holdings LLC and any newly issued shares purchased pursuant to the Stock Purchase Agreement by any direct or indirect holder in Holdings LLC, for two years (rather than the one-year period provided in the Stock Purchase Agreement).

The Cooperation Agreement will become effective upon the funding date of the Non-Contingent Tranche.  It will expire without becoming effective if such funding does not occur by May 3, 2010 or if the Stock Purchase Agreement is terminated prior to the consummation of the sale of any securities of the Issuer thereunder.  A majority in interest of the investors in the private placement (excluding investors that hold an interest in Holdings LLC) have the right to enforce certain provisions of the Cooperation Agreement relating to the commitment by Holdings LLC to vote in favor of the conversion of the Preferred Stock and not to transfer its shares of Issuer Common Stock prior to the stockholder approval of such conversion.

The preceding description of the Cooperation Agreement is qualified in its entirety by reference to the Cooperation Agreement, a copy of which is attached as Exhibit 1 hereto and incorporated herein by reference.

Item 7.                      Material to be Filed as Exhibits

1.	Cooperation Agreement dated as of April 19, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DORAL HOLDINGS DELAWARE, LLC

By: Doral Holdings L.P.
Its:  Managing Member

By: Doral GP Ltd.
Its:  General Partner

By: /s/ David E. King
Name: David E. King
Title:   Director

DORAL HOLDINGS L.P.

By: Doral GP Ltd.
Its:  General Partner

By: /s/ David E. King
Name: David E. King
Title:   Director

DORAL GP LTD.

By: /s/ David E. King
Name: David E. King
Title:   Director

SCHEDULE I

The name, citizenship and present principal occupation or employment and business address of each director of Doral GP Ltd. and the name of any organization in which such employment is conducted are set forth below.

Name	Present Principal Occupation or Employment and Business Address
Brandon Baer Director (citizen of the United States)	Senior Managing Director D. E. Shaw & Co. 120 West 45th Street New York, NY 10036
David E. King Director (citizen of the United States)	Senior Managing Director Irving Place Capital 277 Park Avenue New York, NY 10172
Howard M. Levkowitz Director (citizen of the United States)	Managing Partner Tennenbaum Capital Partners, LLC 2951 28th Street, Suite 1000 Santa Monica, CA 90405
Mark Kleinman Director (citizen of the United States)	Senior Managing Director Marathon Asset Management One Bryant Park, 38th Floor New York, NY 10036
George Brokaw Director (citizen of the United States)	Managing Director Perry Corp. 767 Fifth Avenue, 19th Floor New York, NY 10153

The name of each member in Doral GP Ltd. who has the right to designate one director for election to the board of directors of Doral GP Ltd. is set forth below.

Name
IPC AIV GP III Ltd. Perry Capital, LLC Marathon Special Opportunity Master Fund, Ltd. D. E. Shaw Laminar Portfolios, L.L.C. Tennenbaum Opportunities Partners V, LP

Certain private investment funds for which Perry Corp. acts as a general partner and/or investment adviser have beneficial ownership of 125,000 shares of the Issuer Common Stock and, pursuant to the Stock Purchase Agreement, have agreed to purchase shares of Preferred Stock that, following conversion, will result in ownership of an additional (i) 3,157,894 shares of Issuer Common Stock if an Acquisition is consummated or (ii) 1,500,000 shares of Issuer Common Stock if there is no Acquisition (subject to potential adjustments as provided in the terms of the Preferred Stock).

Certain affiliates of D. E. Shaw Laminar Portfolios, L.L.C. have beneficial ownership of 76,082 shares of Issuer Common Stock.

Pursuant to the Stock Purchase Agreement, certain private investment funds managed by Tennenbaum Capital Partners, LLC have agreed to purchase shares of Preferred Stock that, following conversion, will result in ownership of (i) 2,526,315 shares of Issuer Common Stock if an Acquisition is consummated or (ii) 1,200,000 shares of Issuer Common Stock if there is no Acquisition (subject to potential adjustments as provided in the terms of the Preferred Stock).

Pursuant to the Stock Purchase Agreement, certain affiliates of Marathon Asset Management have agreed to purchase shares of Preferred Stock that, following conversion, will result in ownership of (i) 6,947,368 shares of Issuer Common Stock if an Acquisition is consummated or (ii) 3,300,000 shares of Issuer Common Stock if there is no Acquisition (subject to potential adjustments as provided in the terms of the Preferred Stock).